MARK C. LEE

E-mail: mark.lee@bullivant.com

March 14, 2006

Via EDGAR and Federal Express

Mr. Matthew Maulbeck

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Chartwell International, Inc.
Amendment No. 1 to Current Report on Form 8-K
File No. 000-51342

Dear Mr. Maulbeck:

On behalf of Chartwell International, Inc. (the "Company"), we are filing this amendment no. 1 (“Amendment”) to the Company's current report on Form 8-K originally filed with the Commission on March 10, 2006. This Amendment is being filed in response to the Staff's comment letter dated March 13, 2006. We are including a courtesy marked copy of the Amendment indicating the changes made thereon from the original Current Report filed with the Commission on March 10, 2006. Each of our responses in this letter will be provided in the order of the comments raised by the Staff's March 13, 2006, letter.

Form 8-K filed March 10, 2006

1.            In response to the Staff’s comment, the Company has amended its current report on Form 8-K dated March 14, 2006 to include additional disclosures in Item 4.01(a)(iv) regarding disagreements with the Company’s former auditors.

We hope that the foregoing addresses all of the Staff's comments contained in its letter of March 13, 2006. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgement.

Very truly yours,

/s/ Mark C. Lee Mark C Lee

cc: ImreEszenyi

      Paul Biberkraut

ACKNOWLEDGEMENT

Chartwell International, Inc., (the “Registrant”), hereby acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in all of its filings with the United States Securities and Exchange Commission (the “Commission”);

2.

The Staff’s comments, or changes to disclosure in response to the Staff’s comments in the Registrant’s filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

3.	The Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated: March 14, 2006	Chartwell International, Inc.

/s/ Paul Biberkraut Paul Biberkraut, Chief Financial and Administrative Officer